FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 20, 2002

                               Perez Companc S.A.
             (Exact Name of Registrant as Specified in its Charter)

                                Maipu 1, Piso 22
                         (1084) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F
                                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes      No X
                                        ---    ---

         If "Yes" is marked, indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b):82      N/A


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EXHIBIT                                                                     PAGE
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A.    Attached hereto as Exhibit A is a notice of a Regular Shareholders'
      Meeting to be held on November 25, 2002 for Perez Companc S.A.



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                               PEREZ COMPANC S.A.

                     NOTICE OF REGULAR SHAREHOLDERS' MEETING

"Shareholders are hereby given notice of a Regular Shareholders' Meeting to be held on November 25, 2002 at 11 a.m. at first call, and at 12 p.m. at second call. The meeting shall be held at the principal office located at Maipu 1, 2nd underground floor, City of Buenos Aires, for the purpose of considering the following Agenda: 1) Determination of the number of Directors. Resignation of regular and alternate directors. Acknowledgement of substitutes appointment made by the Supervisory Committee or appointment of substitutes. Approval of directors' performance. 2) Resignation of the Supervisory Committee's regular and alternate members. Appointment of substitutes. Approval of the Supervisory Committee's members' performance. 3) Appointment of two shareholders to sign the minutes. Note: Shareholders are reminded that Caja de Valores S.A., domiciled at 25 de Mayo 362, City of Buenos Aires, keeps the Register of Book-Entry Shares. Therefore, in order to attend the Meeting Shareholders shall obtain the corresponding evidence of the book-entry shares account issued by Caja de Valores S.A. to such effect and submit such evidence for registration thereof on the Book of Attendance to Meetings, at the principal office located at Maipu 1, City of Buenos Aires, until November 19, 2002, from 10 a.m. to 5 p.m. The Company shall provide the pertinent evidence of receipt for Shareholders to attend the Meeting." THE BOARD OF DIRECTORS.



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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 PEREZ COMPANC S.A.


Date: November 20, 2002

By: /s/ Jorge de la Rua           By: /s/  Daniel Eduardo Rennis
    -------------------               ---------------------------
Name:  Jorge de la Rua            Name : Daniel Eduardo Rennis
Title: Attorney                   Title: Attorney